Exhibit 99.1

Apollomics Inc.

(incorporated in the Cayman Islands with limited liability)

(Nasdaq: APLM)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 14, 2024

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “Meeting”) of the shareholders of Apollomics Inc. (the “Company”) will be held on November 14, 2024, at 10:00 a.m., Eastern Standard Time, conducted solely online via live webcast. You will be able to attend and participate in the Meeting online, and vote your shares electronically prior to the Meeting at www.proxyvote.com and during the Meeting at www.virtualshareholdermeeting.com/APLM2024SM. There is no physical location for the Meeting.

The Meeting and any or all adjournments or postponements thereof will be held for shareholders to consider and, if thought fit, pass the following resolutions:

1.

“RESOLVED, as an ordinary resolution, that the Company effect a reverse share split to the Company’s authorised, issued and outstanding shares by way of a consolidation at an exchange ratio of not less than twenty-five to one (25:1) and up to one hundred to one (100:1) (the “Maximum RS Ratio” and each ratio within the range and including the Maximum RS Ratio, a “RS Ratio”) such that the number of authorised, issued and outstanding shares is decreased by the precise RS Ratio (the “Final RS Ratio”), being the RS Ratio determined by the Directors from within the range of RS Ratios) and the par value of each authorised, issued and outstanding share is increased by the Final RS Ratio (collectively, the “Reverse Share Split”), with such Reverse Share Split to be effected at such time and date, if at all, and at the Final RS Ratio, as determined by the Directors in their discretion within 12 months of obtaining the requisite shareholder approval for the Reverse Share Split (the “Effective Time”), with the effect of such Reverse Share Split, and subject to adjustment pending the Directors’ determination of the Final RS Ratio, being that the authorised share capital of the Company would be altered from US$65,000 divided into 650,000,000 shares of a par value of US$0.0001 each, comprising (i) 500,000,000 class A ordinary shares, (ii) 100,000,000 class B ordinary shares and (iii) 50,000,000 preference shares, of which 3,000,000 preference shares are designated as series A preferred shares to US$65,000 divided into as low as 6,500,000 shares (for an RS Ratio of 100:1) of a par value of US$0.01, and as high as 26,000,000 shares (for an RS Ratio of 25:1) of a par value of US$0.0025, with effect from the Effective Time;”

2.

“RESOLVED, as an ordinary resolution, that if the Reverse Share Split is implemented, with effect immediately after the Reverse Share Split at the Final RS Ratio determined by the Directors, that the authorised share capital of the Company be increased from US$65,000 divided into as low as 6,500,000 shares (for an RS Ratio of 100:1) of a par value of US$0.01 with effect from the Effective Time to up to US$1,300,000, divided into 130,000,000 shares, comprising (i) 100,000,000 class A ordinary shares, (ii) 20,000,000 class B ordinary shares and (iii) 10,000,000 preference shares, with a par value of US$0.01 each (the “Authorised Share Capital Increase”);”

3.

“RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”);” and

4.	“RESOLVED, to act on any other business that may properly come before the Meeting or any reconvened meeting after adjournment.”

The Board of Directors has fixed the close of business on October 21, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. Only holders of the shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the Meeting or any adjournment or postponement thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Registered shareholders who wish to appoint a proxy are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online prior to the Meeting at www.proxyvote.com and during the Meeting at www.virtualshareholdermeeting.com/APLM2024SM, (ii) vote it by phone at +1 800-690-6903, or (iii) mail it in the postage-paid envelope or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Beneficial holders of shares held in street name are entitled to vote those shares in accordance with the instructions provided by their broker. To ensure that their shares are voted at the upcoming meeting of shareholders, they must follow the instructions provided by their broker.

For the proxy to be valid, the duly completed and signed form of proxy must be received before the time appointed for holding the Meeting or any adjournment or postponement of the Meeting. A shareholder may appoint as his, her, or its proxy a person other than those named in the enclosed form of proxy. A proxy needs not be a shareholder of the Company.

By Order of the Board of Directors,

/s/ Guo-Liang Yu
Guo-Liang Yu, Ph.D.
Chairman and Chief Executive Officer

November 1, 2024

APOLLOMICS INC.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

November 14, 2024

10:00 a.m., Eastern Standard Time

PROXY STATEMENT

GENERAL

The board of directors (the “Board of Directors”) of Apollomics Inc. (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on November 14, 2024, at 10:00 a.m., Eastern Standard Time, conducted solely online via live webcast at www.virtualshareholdermeeting.com/APLM2024SM or at any adjournment or postponement thereof.

PURPOSE AND OVERVIEW OF THE REVERSE SHARE SPLIT

Our primary objective in effectuating the Reverse Share Split would be to attempt to raise the per-share trading price of our shares to continue our listing on the Nasdaq Stock Market. To maintain listing, the Nasdaq Stock Market requires, among other things, that our class A ordinary shares (the “Class A Ordinary Shares”) maintain a minimum closing bid price of $1.00 per share. On the Record Date, the closing price for our Class A Ordinary Shares on the Nasdaq Stock Market was $0.1368 per share.

On January 16, 2024, we received a deficiency letter from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the bid price for the Company’s Class A Ordinary Shares had closed below the minimum bid price for continued inclusion on the Nasdaq Stock Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “minimum bid price rule”). In accordance with Nasdaq rules, the Company was provided an initial period of 180 calendar days, or until July 15, 2024, to regain compliance. Under the Nasdaq rules, companies may be eligible for an additional 180 calendar day compliance period and Nasdaq granted the Company an extension until January 13, 2025 to regain compliance. If the Company does not regain compliance with the minimum bid price rule by January 13, 2025 and is not eligible for an additional compliance period, Nasdaq will provide written notification to the Company that our Class A Ordinary Shares may be delisted.

Our Board is seeking shareholder approval of the Reverse Share Split in order to have the authority to effectuate the Reverse Share Split as a means of increasing the share price of our Class A Ordinary Shares at or above $1.00 per share in order to avoid further action by Nasdaq, in the event we are not able to satisfy the minimum bid price requirement in adequate time before the deadline. We expect that the Reverse Share Split would increase the bid price per share of our Class A Ordinary Shares above the $1.00 per share minimum price, thereby satisfying this listing requirement. However, there can be no assurance that the Reverse Share Split would have that effect, initially or in the future, or that it would enable us to maintain the listing of our Class A Ordinary Shares on the Nasdaq Stock Market. The proposed Reverse Share Split is not intended to be an anti-takeover device.

In addition, we believe that the low per-share market price of our Class A Ordinary Shares impairs its marketability to, and acceptance by, institutional investors and other members of the investing public and creates a negative impression of the Company. Theoretically, decreasing the number of Class A Ordinary Shares outstanding should not, by itself, affect the marketability of the shares, the type of investor who would be interested in acquiring them or our reputation in the financial community. In practice, however, many investors, brokerage firms and market makers consider low-priced stocks or shares as unduly speculative in nature and, as a matter of policy, avoid investment and trading in such stocks or shares. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower-priced stocks or shares. The presence of these factors may be adversely affecting, and may continue to adversely affect, not only the price of our Class A Ordinary Shares but also its trading liquidity. In addition, these factors may affect our ability to raise additional capital through the sale of our Class A Ordinary Shares.

We also believe that a higher share price could help us attract and retain employees and other service providers. We believe that some potential employees and service providers are less likely to work for a company with a low share price, regardless of the size of the company’s market capitalization. If the Reverse Share Split successfully increases the per-share price of our Class A Ordinary Shares, we believe this increase would enhance our ability to attract and retain employees and service providers. Further, the Reverse Share Split together with the Authorised Share Capital Increase will result in additional authorised and unissued shares becoming available for general corporate purposes as the Board may determine from time to time, including for use under its equity compensation plans.

We believe that the decrease in the number of shares of our outstanding share capital because of the Reverse Share Split, and the anticipated increase in the price per share, would possibly promote greater liquidity for our shareholders with respect to their shares. However, liquidity may be adversely affected by the reduced number of shares that would be outstanding if the Reverse Share Split is effected, particularly if the price per share of our Class A Ordinary Shares begins a declining trend after the Reverse Share Split is effectuated.

There can be no assurance that the Reverse Share Split would achieve any of the desired results. There also can be no assurance that the price per share of our Class A Ordinary Shares immediately after the Reverse Share Split would increase proportionately with the Final RS Ratio, or that any increase would be sustained for any period of time.

We believe the Reverse Share Split is the most likely way to assist the share price in reaching the minimum bid level required by the Nasdaq Stock Market, although effecting the Reverse Share Split cannot guarantee that we would be in compliance with the minimum bid price requirement for even the minimum ten-day trading period required by the Nasdaq Stock Market. Furthermore, the Reverse Share Split cannot guarantee we would be in compliance with the market capitalization, net worth, shareholders’ equity or other criteria required to maintain our listing on the Nasdaq Stock Market. If our shareholders do not approve the Reverse Share Split and our share price does not otherwise increase to greater than $1.00 per Class A Ordinary Share for an least ten consecutive trading days before January 13, 2025, we expect our Class A Ordinary Shares to be subject to a delisting action by Nasdaq.

If our Class A Ordinary Shares were delisted from the Nasdaq Stock Market, trading of our Class A Ordinary Shares may thereafter be conducted on the OTC Bulletin Board or the “pink sheets.” As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, our Class A Ordinary Shares. To relist shares of our share capital on the Nasdaq Stock Market, we would be required to meet the initial listing requirements for the Nasdaq Stock Market, which are more stringent than the maintenance requirements.

If our Class A Ordinary Shares were delisted from the Nasdaq Stock Market and the price of our Class A Ordinary Shares was below $5.00 at such time, such shares would come within the definition of “penny stock” as defined in the Exchange Act and would be covered by Rule 15g-9 of the Exchange Act. That rule imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5 million or individuals with net worth in excess of $1 million or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. These additional sales practice restrictions would make trading in our Class A Ordinary Shares more difficult and the market less efficient.

In evaluating whether to seek shareholder approval of the Reverse Share Split, our Board took into consideration negative factors associated with reverse share splits. These factors include: the negative perception of reverse share splits that investors, analysts and other stock market participants may hold; the fact that the stock or share prices of some companies that have effected reverse stock or share splits have subsequently declined, sometimes significantly, following their reverse stock or share splits; the possible adverse effect on liquidity that a reduced number of outstanding shares could cause; and the costs associated with implementing a reverse stock or share split.

Even if our shareholders approve the Reverse Share Split, our Board reserves the right not to effect the proposed Reverse Share Split in its entirety if in our Board’s opinion it would not be in the best interests of the Company or our shareholders to effect a reverse share split.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Registered shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting. Beneficial shareholders who hold their shares through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholders will be able to attend as guests, but will not be able to participate in or vote at the Meeting.

Holders of shares of the Company of record at the close of business on October 21, 2024 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment or postponement thereof. Two or more shareholders holding not less than one-third of the total issued voting share capital of the Company present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing and entitled to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy needs not be a shareholder of the Company. Each holder of the Company’s shares shall be entitled to one vote in respect of each share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, the resolutions will be proposed as follows:

1.

RESOLVED, as an ordinary resolution, that the Company effect a reverse share split to the Company’s authorised, issued and outstanding shares by way of a consolidation at an exchange ratio of not less than twenty-five to one (25:1) and up to one hundred to one (100:1) (the “Maximum RS Ratio” and each ratio within the range and including the Maximum RS Ratio, a “RS Ratio”) such that the number of authorised, issued and outstanding shares is decreased by the precise RS Ratio (the “Final RS Ratio”), being the RS Ratio determined by the Directors from within the range of RS Ratios) and the par value of each authorised, issued and outstanding share is increased by the Final RS Ratio (collectively, the “Reverse Share Split”), with such Reverse Share Split to be effected at such time and date, if at all, and at the Final RS Ratio, as determined by the Directors in their discretion within 12 months of obtaining the requisite shareholder approval for the Reverse Share Split (the “Effective Time”), with the effect of such Reverse Share Split, and subject to adjustment pending the Directors’ determination of the Final RS Ratio, being that the authorised share capital of the Company would be altered from US$65,000 divided into 650,000,000 shares of a par value of US$0.0001 each, comprising (i) 500,000,000 class A ordinary shares, (ii) 100,000,000 class B ordinary shares and (iii) 50,000,000 preference shares, of which 3,000,000 preference shares are designated as series A preferred shares to US$65,000 divided into as low as 6,500,000 shares (for an RS Ratio of 100:1) of a par value of US$0.01, and as high as 26,000,000 shares (for an RS Ratio of 25:1) of a par value of US$0.0025, with effect from the Effective Time;

2.

RESOLVED, as an ordinary resolution, that if the Reverse Share Split is implemented, with effect immediately after the Reverse Share Split at the Final RS Ratio determined by the Directors, that the authorised share capital of the Company be increased from US$65,000 divided into as low as 6,500,000 shares (for an RS Ratio of 100:1) of a par value of US$0.01 with effect from the Effective Time to up to US$1,300,000, divided into 130,000,000 shares, comprising (i) 100,000,000 class A ordinary shares, (ii) 20,000,000 class B ordinary shares and (iii) 10,000,000 preference shares, a par value of US$0.01 each (the “Authorised Share Capital Increase”); and

3.

RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 to No. 3.

Any other business as may properly come before the Meeting or any reconvened meeting after adjournment will be voted on in person or by proxy at the meeting.

VOTING AND SOLICITATION

Each shareholder shall be entitled to one (1) vote per Class A or Class B Ordinary Share held on all matters subject to vote at the Meeting. Shareholders entitled to vote at the Meeting may do so at the Meeting.

Shareholders who are entitled to attend and vote at the Meeting or any adjournment or postponement thereof are also entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Registered shareholders who wish to appoint a proxy are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online prior to the Meeting at www.proxyvote.com and during the Meeting at www.virtualshareholdermeeting.com/APLM2024SM, (ii) vote it by phone at +1 800-690-6903, or (iii) mail it in the postage-paid envelope or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Beneficial holders of shares held in street name are entitled to vote those shares in accordance with the instructions provided by their broker. To ensure that their shares are voted at the upcoming meeting of shareholders, they must follow the instructions provided by their broker.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or by voting at the virtual Meeting. Attendance at the Meeting will not, by itself, revoke your proxy. A written notice of revocation must be delivered to the attention of the Company.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq, which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q:	Why am I receiving this proxy statement?

A:	You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important and the Company encourages you to submit your proxy as soon as possible. You have received this proxy statement because our Board of Directors is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the Company’s sixth amended and restated memorandum and articles of association and applicable law and that is designed to assist you in voting your shares.

Q:	What are the recommendations of the Board of Directors?

A:

Our Board of Directors recommends that you vote:

•  FOR the Reverse Share Split pursuant to Proposal No. 1;

•  FOR the Authorised Share Capital Increase pursuant to Proposal No. 2; and

•  FOR the approval of the adjournment of the Meeting to a later date or dates, if necessary, or to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved.

Q:	When and where will the Meeting be held?

A:	The Meeting will be held on November 14, 2024 at 10:00 a.m., Eastern Standard Time, conducted solely online via live webcast at www.virtualshareholdermeeting.com/APLM2024SM, and can also be accessed by phone at +1 800-690-6903. There is no physical location for the Meeting.

Q:	Who is entitled to vote at the Meeting?

A:	The Record Date for the Meeting is October 21, 2024. Holders of shares of the Company as of the close of business on the Record Date are entitled to both notice of, and to vote at, the Meeting or any adjournment or postponement thereof. As of the Record Date, there were 110,266,527 shares outstanding. Each holder of the Company’s shares shall be entitled to one vote in respect of each share held by such holder on the Record Date.

Q:	What constitutes a quorum for the Meeting?

A:	At the Meeting, two or more shareholders holding not less than one-third of the total issued voting share capital of the Company present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing and entitled to vote at the Meeting shall form a quorum.

Q:	How many votes are required to approve the proposals?

A:

The approval of Proposal No. 1, Proposal No. 2 and Proposal No. 3 requires the affirmative vote of a simple majority of votes cast by all shareholders as, being entitled to do so, vote in person or, by proxy, in the case of a shareholder being a corporation, by its duly authorized representative, at the Meeting. Virtual attendance at our Meeting constitutes presence in person for the Meeting.

A properly executed proxy card marked “Abstain” with respect to the proposals will not be voted.

Q:	How do the shareholders vote?

A:

The registered shareholders have three voting options. You may vote using one of the following methods:

•  By Internet, which the Company encourages if you have Internet access, prior to the Meeting at www.proxyvote.com and during the Meeting at www.virtualshareholdermeeting.com/APLM2024SM;

•  By phone at +1 800-690-6903; or

•  By mail in the postage-paid envelope or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Beneficial holders of shares held in street name are entitled to vote those shares in accordance with the instructions provided by their broker. To ensure that their shares are voted at the upcoming meeting of shareholders, they must follow the instructions provided by their broker.

Q:	How can I attend the Meeting?

A:

The Meeting is open to all holders of the Company’s shares as of the Record Date, all duly appointed proxyholders, any person entitled to a share in consequence of the death or bankruptcy of a Member, directors of the Company and the Company’s auditors. The Meeting will be a completely virtual meeting of the shareholders, which will be conducted exclusively by live webcast. You will be able to attend the Meeting online at www.virtualshareholdermeeting.com/APLM2024SM or by phone at +1 800-690-6903.

The virtual Meeting will being promptly at 10:00 a.m., Eastern Standard Time. We encourage you to access the meeting prior to the start time.

Q:	May shareholders ask questions at the Meeting?

A:	Yes. Representatives of the Company will answer questions related to the proposals at the end of the Meeting.

Q:	If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	Your broker or other nominee does not have authority to vote on non-routine matters. All of the proposals presented at the Meeting are considered non-routine matters and therefore your broker cannot vote your shares without your instruction. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q:	What if I do not vote on the matters relating to the proposals?

A:	If you abstain from voting, fail to vote or fail to instruct your broker or other nominee how to vote on the proposals, it will have no effect on such proposals. With respect to the Meeting, abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but will have no effect on any of the proposals. It will be treated as a “non-vote.”

Q:	May I change my vote after I have delivered my proxy or voting instruction card?

A:

Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may do this in one of three ways:

(1)   by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Meeting;

(2)   by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

(3)   by attending the Meeting online via live webcast at www.virtualshareholdermeeting.com/APLM2024SM on November 14, 2024, at 10:00 a.m., Eastern Standard Time and casting your votes.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	Do I have appraisal rights?

A:	Shareholders do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Q:	How will fractional shares be treated?

A:	No fractional shares will be issued in connection with the Reverse Share Split and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Reverse Share Split, the total number of shares to be received by such shareholder will be rounded up to the next whole share.

Q:	Whom should I call if I have questions about the proxy materials or voting procedures?

A:	If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Broadridge Financial Solutions, Inc. by mail at c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or call +1 631-274-2595. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank, or other nominee for additional information.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	Who is paying for the expenses involved in preparing and mailing this proxy statement?

A:	All of the expenses involved in preparing, assembling, and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by the Company’s officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and the Company may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

PROPOSAL NO. 1

REVERSE SHARE SPLIT

Vote Required to Approve Proposal No. 1

Proposal No. 1 will be approved if it receives the affirmative vote of a simple majority of the votes cast by the shareholders present in person or by proxy and entitled to vote at the Meeting, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 1.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Reverse Share Split is:

“RESOLVED, as an ordinary resolution, that the Company effect a reverse share split to the Company’s authorised, issued and outstanding shares by way of a consolidation at an exchange ratio of not less than twenty-five to one (25:1) and up to one hundred to one (100:1) (the “Maximum RS Ratio” and each ratio within the range and including the Maximum RS Ratio, a “RS Ratio”) such that the number of authorised, issued and outstanding shares is decreased by the precise RS Ratio (the “Final RS Ratio”), being the RS Ratio determined by the Directors from within the range of RS Ratios) and the par value of each authorised, issued and outstanding share is increased by the Final RS Ratio (collectively, the “Reverse Share Split”), with such Reverse Share Split to be effected at such time and date, if at all, and at the Final RS Ratio, as determined by the Directors in their discretion within 12 months of obtaining the requisite shareholder approval for the Reverse Share Split (the “Effective Time”), with the effect of such Reverse Share Split, and subject to adjustment pending the Directors’ determination of the Final RS Ratio, being that the authorised share capital of the Company would be altered from US$65,000 divided into 650,000,000 shares of a par value of US$0.0001 each, comprising (i) 500,000,000 class A ordinary shares, (ii) 100,000,000 class B ordinary shares and (iii) 50,000,000 preference shares, of which 3,000,000 preference shares are designated as series A preferred shares to US$65,000 divided into as low as 6,500,000 shares (for an RS Ratio of 100:1) of a par value of US$0.01, and as high as 26,000,000 shares (for an RS Ratio of 25:1) of a par value of US$0.0025, with effect from the Effective Time.”

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE REVERSE SHARE SPLIT

PROPOSAL NO. 2

AUTHORISED SHARE CAPITAL INCREASE

Vote Required to Approve Proposal No. 2

Proposal No. 2 will be approved if it receives the affirmative vote of a simple majority of the votes cast by the shareholders present in person or by proxy and entitled to vote at the Meeting, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 2.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Authorised Share Capital Increase is:

“RESOLVED, as an ordinary resolution, that if the Reverse Share Split is implemented, with effect immediately after the Reverse Share Split at the Final RS Ratio determined by the Directors, that the authorised share capital of the Company be increased from US$65,000 divided into as low as 6,500,000 shares (for an RS Ratio of 100:1) of a par value of US$0.01 with effect from the Effective Time to up to US$1,300,000, divided into 130,000,000 shares, comprising (i) 100,000,000 class A ordinary shares, (ii) 20,000,000 class B ordinary shares and (iii) 10,000,000 preference shares, with a par value of US$0.01 each (the “Authorised Share Capital Increase”).”

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE AUTHORISED SHARE CAPITAL INCREASE

PROPOSAL NO. 3

THE ADJOURNMENT PROPOSAL

General

The Adjournment Proposal asks shareholders to approve the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting.

The Adjournment Proposal will only be put forth for a vote if there are not sufficient votes to approve the other proposals at the Meeting.

If the Adjournment Proposal is not approved by shareholders, the Board of Directors may not be able to adjourn the Meeting to a later date in the event there are insufficient votes to approve the other proposals at the Meeting.

Vote Required to Approve Proposal No. 3

Proposal No. 3 will be approved if it receives the affirmative vote of a simple majority of the votes cast by the shareholders present in person or by proxy and entitled to vote at the Meeting, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 3.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Adjournment Proposal is:

“RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”).”

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

Date: November 1, 2024	/s/ Guo-Liang Yu
Guo-Liang Yu, Ph.D.
Chief Executive Officer